UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-00071

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RICHARDS MERRILL WEALTH MANAGEMENT

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

612 WEST MAIN STREET SUITE 201
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TOM MCDONALD	509-624-3174	tmcdonald@rmpinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY (FORMERLY MOSS ADAMS)
(Name – if individual, state last, first, and middle name)

601 WEST RIVERSIDE AVE SUITE 1800	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK J CALKINS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> TOM MCDONALD
> Notary Public
> State of Washington
> Commission # 69201
> My Comm. Expires Sep 20, 2027

Signature:

Title:
PRESIDENT

Tom McDonald
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

$\bigcirc$ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management (the Company) as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I. In forming our opinion on the information in Schedules I, we evaluated whether the information in Schedules I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Spokane, Washington
February 25, 2026

We have served as the Company's auditor since 2003.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

As agreed by the specified parties in this report, for purposes of performing procedures 1, 4, and 5 below, no exceptions were reported for differences of $1 or less. For purposes of performing procedures 2 and 3 below, no exceptions were reported for differences of $25 or less.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no exceptions.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions.
5. Compared the amount of any overpayment applied to the current assessment with the Form IPC-7 on which it was originally computed, noting no exceptions.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC -7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly US, LLP

Spokane, Washington
February 25, 2026

2

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Information for

Richards, Merrill & Peterson, Inc.
DBA Richards Merrill Wealth Management

December 31, 2025

CONTENTS

RICHARDS MERRILL WEALTH MANAGEMENT
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2025
Cash	$ 1,008,972
Receivable from clearing organization	602,871
Right of use asset - operating lease, net	726,845
Furniture and equipment, at cost, less accumulated depreciation of $124,197	79,110
Federal income tax receivable	60,888
Prepaid expenses	14,938
Deposit with clearing organization	100,000
	$ 2,593,624
Total assets	

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	2,100
Operating lease liability	762,027
Deferred revenue	1,225,000
Deferred income taxes	8,439
Total liabilities	1,997,566

STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 600 shares issued and outstanding	600
Additional paid-in capital	79,692
Retained earnings	515,766
Total stockholders' equity	596,058
Total liabilities and stockholders' equity	$ 2,593,624

See accompanying notes.

RICHARDS MERRILL WEALTH MANAGEMENT
STATEMENT OF INCOME

	Year Ended December 31, 2025
REVENUES	
Commission income	$ 3,489,315
Investment advisory fee income	3,475,637
Amortization of deferred revenue	275,000
	7,239,952
EXPENSES	
Commissions	4,684,365
Employee compensation	1,371,977
Service provider charges	262,637
Professional services	346,884
Occupancy	155,802
Sales expenses	64,547
Communications	30,506
Subscriptions	24,227
Taxes other than income taxes	150,234
Regulatory fees	74,504
Quotation services	41,392
Other operating expenses	71,647
	7,278,722
Income from operations	(38,770)
OTHER INCOME	
Interest income	36,286
Other	16,254
Income before income tax	13,770
Income tax expense	
Current	896
Deferred	3,095
	3,991
Net income	$ 9,779

See accompanying notes.

RICHARDS MERRILL WEALTH MANAGEMENT
STATEMENT CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total	
Balance, December 31, 2024	$	600	$	84,400	$	556,968	$	641,968
Common stock sold	$	(44)	$	(51,786)			$	(51,830)
Common stock repurchased	$	44	$	47,078			$	47,122
Net income		-		-		9,779		9,779
Dividends paid to stockholders		-		-		(50,981)		(50,981)
Balance, December 31, 2025	$	600	$	79,692	$	515,766	$	596,058

RICHARDS MERRILL WEALTH MANNAGEMENT
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,779
Adjustments to reconcile net income to net cash from operating activities	
Depreciation expense	25,720
Change in assets and liabilities	
Received from clearing organization	150,000
Right of use asset	94,568
Receivable from clearing organization	(404,210)
Deferred revenue	1,225,000
Prepaid expense	(3,600)
Net federal income tax	(59,104)
Net decrease in deferred income tax	3,095
Accounts payable and accrued liabilities	(10,111)
Change in lease liability	(87,986)
Net cash provided by operating activities	943,151
CASH FLOWS USED BY INVESTING ACTIVITIES	
Purchase of furniture and equipment	(11,233)
Net cash used byinvesting activities	(11,233)
CASH FLOWS USED BY FINANCING ACTIVITIES	
Dividends paid to stockholders	(50,981)
Common stock sold	(51,830)
Common stock repurchased	47,122
Net cash usedby financing activities	(55,689)
NET CHANGE IN CASH	876,229
Cash, beginning of year	132,743
Cash, end of year	$ 1,008,972
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 60,000

Note 1 – Organization and Nature of Business

Richards, Merrill, & Peterson, Inc. is doing business as Richards Merrill Wealth Management (Company). The Company is a registered broker-dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally one business day after trade date for all securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2025, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions. See Note 5 for additional details.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker and are typically received upon settlement of the transaction. ASU No. 2016-13 requires the Company to measure and recognize expected credit losses for financial assets and certain other instruments held at amortized cost, replacing the incurred loss impairment model. This includes the receivable from the clearing organization. Under ASU 2016-13, the Company is required to consider whether expected credit losses should be recognized for receivables that are considered current and the Company is required to recognize estimated credit losses expected to occur over the estimated life or remaining contractual life of an asset using a broader range of information including reasonable and supportable forecasts about future economic conditions to estimate credit losses. Commission receivable beginning balance at January 1,2025 was 198,661 all of which was subsequently collected.

The Company records its receivable from the clearing organization when revenue is earned that is to be received from this organization. The Company reviews the outstanding receivable amount, the age of the receivable, past credit history with the clearing organization, historical collection information, current financial condition of the clearing organization, external market factors, and reasonable and supportable forecasts about future economic conditions. At December 31, 2025, management determined that no allowance for credit loss was required.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of five to seven years.

Leases – Leases are classified as operating or finance leases at the lease commencement date. The Company leases one location. The company records the lease on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any

impairment of the right-of-use assets. The discount rate used in determining the lease liability is based upon incremental borrowing rate the Company could obtain for similar loans as of the date of commencement or renewal. The company does not record short term leases with an initial lease term of one year or less on the balance sheet.

At lease inception, the Company determined the lease term by considering the noncancelable lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line lease expense. Leasehold improvements are amortized over the shorter of the useful life and the estimated lease term.

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances, and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The contract was renewed in February 2025 and is extended to February 2030. As part of this agreement, the Company is required to and does maintain a deposit in the amount of $100,000 held at FCC as of December 31, 2025.

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Managed account fees – Managed account fees are billed on a monthly basis at the beginning of each month. Any account refunds or credits are prorated over the remainder of the month.

Commission income – Commission income is recognized on a settlement date basis on traditional brokerage accounts.

Revenue from Contracts with Customers - ASC 606 *Revenue from Contracts with Customers* (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's assessment of key revenue sources includes:

> **Brokerage commissions** - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

> **Investment advisory fees** - The Company provides investment advisory services on a daily basis.

The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Deferred Revenue- The Company entered a five-year contract with the clearing organization effective February 1,2026 the clearing organization provided a $1,000,000 Extension Award for the renewal. Additionally, the clearing organization will remit a Good Will Incentive Payment of $250,000 on January settlement statements for the years 2026 and 2027. The transaction will be amortized over five years.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. For the year ended December 31, 2025, the Company recorded a $3,095 deferred tax expense.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses, The Company has identified its President, Mark Calkins, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived zero percent of its total revenues from a single external customer in 2025.

The Company has evaluated subsequent events through February 25,2026, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1500% (15 to 1). At December 31, 2025, the Company had net capital of $438,920 which was $338,920 in excess of its total Rule 15c3-1 required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 8.49% to 1.

Note 4 – Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31,2025 the Company made discretionary contributions of $115,762.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates but does not exceed the insured limit by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2025, the Company had no uninsured deposits held at corresponding financial institutions.

Note 6 – Lease Agreement

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term calculated with a 4% incremental borrowing rate.

The Company is leasing office space on a ten- year lease expiring July 31, 2032. Total lease expense for the year ended December 31,2025 was $126,981. Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2025, pertaining to premises and equipment, future minimum lease commitments under various operating leases are as follows:

Year Ended December 31,

2026	$	123,388
2027	$	126,473
2028	$	129,635
2029	$	132,876
2030	$	136,198
2031	$	139,602
2032	$	82,985
Total minimum payments required	$	871,157
Less imputed interest	$	(109,130)
Lease Liability	$	762,027

Note 7 – Income Taxes

The deferred tax liablity at December 31, 2025 related to the difference between book and tax. The components of the deferred income liability in the sttement of financial condition are:

Deferred tax liability
Accumulated Depreciation $8,439

The effective tax rate differs from the statutory federal rate at December 31, 2025, presented as follows:

Federal income tax at statutory rates	$2,892
Effect of permanent and other differences	1,099
Income tax expense	$3,991

The Company files income tax returns in the U.S. federal jurisdiction. The Company does not have any uncertain tax positions. As of December 31, 2025, there is no accrued interest or penalties recorded in the financial statements.

RICHARDS MERRILL WEALTH MANGEMENT

	December 31, 2025
NET CAPITAL	
Total stockholders' equity	$ 596,058
Deduct nonallowable assets:	
Furniture & equipment less accumulated depreciation	79,110
Prepaid expenses	17,140
Prepaid federal income tax	60,888
Net capital	$ 438,920
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 37,282
Total aggregate indebtedness	$ 37,282
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 438,920
Minimum net capital required	100,000
Capital in excess of minimum requirement	$ 338,920
Ratio of aggregate indebtedness to net capital	8.49%

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

No material differences exist between net capital and aggregate indebtedness reported above and net capital and aggregate indebtedness reported on the Focus Report Form X-17A-5.



Baker Tilly US, LLP
601 W Riverside Avenue
Suite 1800
Spokane, WA 99201
United States of America

T: +1 (509) 747 2600
F: +1 (509) 624 5129

bakertilly.com

Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934

Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (ii)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management

DocuSigned by: *Mark Calkins* 18A74E5F1913476	2/25/2026
Mark Calkins	Date
DocuSigned by: *John Larson* 9E81B31491D9458	2/25/2026
John Larson	Date
DocuSigned by: *TOM MCDONALD* C2CD6011370849A	2/25/2026
Tom McDonald	Date
DocuSigned by: *Monique Corigliano* E2226B583A074D1	2/25/2026
Monique Corigliano	Date



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management

We have reviewed management's statements, included in the accompanying Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management's Exemption Report in which:

1) Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management states Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management claims an exemption under paragraph (k) *(2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management states Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management met the identified exemption provisions throughout the most recent fiscal year without exception.

Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richards, Merrill, and Peterson, Inc. dba Richards Merrill Wealth Management's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(2)(ii)* of 17 C.F.R. §240.15c3-3.

Baker Tilly US, LLP

Spokane, Washington
February 25, 2026